Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations (the “MD&A”) should be read together with the unaudited condensed consolidated interim financial statements and the related notes to those statements included as Exhibit 99.1 to this Report on Form 6-K submitted to the Securities and Exchange Commission, or the SEC, on November 6, 2026. We also recommend that you read our discussion and analysis of financial condition and results of operations together with our audited financial statements and the notes thereto, which appear in our Annual Report on Form 20-F for the year ended December 31, 2025 as filed with the SEC on April 24, 2026 (the “Annual Report”).

In this section, unless otherwise indicated or the context otherwise requires, the terms “we,” “our,” “us,” “Apollomics,” “Apollomics’,” the “Company,” and “its” refer to Apollomics and its consolidated subsidiaries. All dollar amounts are expressed in thousands of United States dollars (“$”), unless otherwise indicated.

The following discussion contains forward-looking statements within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Such forward-looking statements regarding the Company’s strategy, prospects, plans and objectives often contain words and phrases such as “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions, although not all forward-looking statements contain such expressions. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Apollomics cautions you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of Apollomics. In addition, Apollomics cautions you that the forward-looking statements contained in this MD&A are subject to unknown risks, uncertainties and other factors, including: (i) the impact of any current or new government regulations in the United States and China affecting Apollomics’ operations and the continued listing of Apollomics’ securities; (ii) the inability to achieve successful clinical results or to obtain licensing of third-party intellectual property rights for future discovery and development of Apollomics’ oncology projects; (iii) the failure to commercialize product candidates and achieve market acceptance of such product candidates; (iv) the failure to protect Apollomics’ intellectual property; (v) breaches in data security; (vi) the risk that Apollomics may not be able to develop and maintain effective internal controls; (vii) unfavorable changes to the regulatory environment; and (viii) those risks and uncertainties discussed in the Annual Report on Form 20-F for the year ended December 31, 2025 (our “Annual Report”), filed by Apollomics Inc. with the U.S. Securities and Exchange Commission (“SEC”) under the heading “Risk Factors” and the other documents filed, or to be filed, by the Company with the SEC. Apollomics’ historical results are not necessarily indicative of the results that may be expected for any period in the future. Forward-looking statements speak only as of the date made by the Company. Apollomics undertakes no obligation to update publicly any of its forward-looking statements to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements, except to the extent required by applicable law.

Overview

We are a clinical-stage biotechnology company focused on discovering and developing oncology therapies to address unmet medical needs, especially for difficult-to-treat and treatment-resistant cancers. Since our founding in 2015, we have built an oncology-focused pipeline, including product candidates that have progressed into clinical-stage development. Our lead program, vebreltinib, has demonstrated initial promising clinical results.

We were originally formed as CB Therapeutics Inc. as a result of a spin-off of Crown Bioscience International, which was completed on December 31, 2015. As a result, we became the owner of certain patent and intellectual property rights relating to some of our product candidates. For more information relating to the series of transactions resulting in our acquisition of these patent rights, please see the section of our Annual Report entitled “Intellectual Property Assignment.”

Our strategic focus is the development of novel therapies targeting difficult to treat cancers. We use both targeted, immuno-oncology, and other innovative approaches to address a range of cancer indications, such as lung cancer, brain cancer, and other solid tumors. Our pipeline includes a variety of cancer treatment programs that utilize tumor inhibitors, immune checkpoint inhibitors, monotherapies, combination therapies or a multi-functional protein with the goals to improve response rates and reduce chemo-resistance and toxicity compared to the current treatment standards. We have adopted a biomarker-driven diagnostic approach for patient screening to increase precision in identifying patients that can potentially benefit from target therapy.

Recent Events

Trading Markets Update

The Company’s Class A Ordinary Shares and warrants are listed on Nasdaq under the trading symbols “APLM” and “APLMW,” respectively.

In March 2025, we entered into an agreement with LaunXP International Co., Ltd. for development and commercialization of vebreltinib in specified Asian territories. The agreement provided for $10.0 million in upfront consideration, of which $8.5 million was allocated to the license and recognized as revenue in the six months ended June 30, 2025, and $1.5 million was allocated to initial clinical drug supply. No licensing revenue was recognized in the six months ended June 30, 2026. LaunXP failed to remit the remaining upfront payment balance; we terminated the agreement effective June 11, 2026, and initiated the contractually prescribed dispute-resolution process on June 18, 2026. LaunXP has disputed the termination. We recognized a $2.3 million expected credit loss in the first half of 2026, fully reserving the outstanding receivable as of June 30, 2026. We continue to seek recovery, but no recovery is assured. See Note 5 to the interim financial statements.

On March 30, 2026, our Chairman and Chief Executive Officer advanced $2.0 million under an unsecured, non-interest-bearing convertible promissory note. In August 2026, we completed a private placement consisting of approximately $8.0 million in new cash subscriptions for 533,334 Class A Ordinary Shares at $15.00 per share and automatic conversion of the $2.0 million note principal into 166,667 shares at $12.00 per share. The private placement closed on August 14, 2026, resulting in the issuance of 700,001 shares and extinguishment of the convertible note. Because the private placement closed after June 30, 2026, its proceeds are not included in June 30, 2026 cash. See Note 22 to the interim financial statements.

On June 18, 2026, the Company received a written notice from the Listing Qualifications Department of Nasdaq stating that the Company was not in compliance with the minimum Market Value of Listed Securities (“MVLS”) of $35 million required for continued listing on The Nasdaq Capital Market under Nasdaq Listing Rule 5550(b)(2), and that the Company also did not meet the alternative requirements under Nasdaq Listing Rules 5550(b)(1) and 5550(b)(3). Pursuant to Nasdaq Listing Rule 5810(c)(3)(C), the Company was provided a compliance period of 180 calendar days, or until December 15, 2026, to regain compliance. The notice had no immediate effect on the listing of the Company’s securities. On July 8, 2026, the Company received written notice from Nasdaq confirming that, based on the Company’s MVLS for the 10 consecutive business days from June 23, 2026 to July 7, 2026, the Company had regained compliance with the MVLS requirement, and the matter was closed.

Our Product Candidates

The product candidates in our pipeline can be categorized into two groups based on their mechanisms of action, each of which contains product candidates at different stages of development: (i) tumor inhibitors and (ii) immuno-oncology drugs. We believe that having two groups of product candidates with different mechanisms of action will enable us to develop potential synergistic therapies that address unmet needs in cancer treatment.

Active Development Programs: Tumor Inhibitors

Vebreltinib (APL-101). Our most advanced product candidate is vebreltinib, a potent, oral active, highly selective c-Met inhibitor. Cancer cells often use c-Met activation to escape therapies targeting other signaling pathways. Capmatinib and tepotinib, two c-Met inhibitors, were approved by the FDA for the treatment of metastatic NSCLC with Met Exon 14 skipping in 2020 and 2021 under accelerated approval, respectively, followed by traditional approvals in 2022 and 2024, rendering Met Exon 14 skipping a clinically validated target. Avistone, our partner in China, received conditional approval from the NMPA for vebreltinib in November 2023 for the same indication. In addition, in April 2024, Avistone received conditional approval from the NMPA for vebreltinib for the treatment of gliomas with a PTPRZ1-MET fusion (ZM fusion) gene after failure of previous treatments. We believe that the potential of vebreltinib in cancers with genetic mutations, amplification or fusion of the c-Met gene presents a significant opportunity for us. We are investigating vebreltinib in clinical trials as a single agent for the potential treatment of NSCLC and other advanced tumors with c-Met alterations, and also as a combination therapy with epidermal growth factor receptor (“EGFR”) inhibitors. We have obtained orphan drug designation for vebreltinib for the “treatment of non-small cell lung cancer with MET genomic tumor aberrations,” which includes Met Exon 14 skipping and c-Met amplification. Our primary focus for the future development of vebreltinib will be for the treatment of NSCLC with c-Met Amplification. We intend to continue to explore the opportunity for combining vebreltinib with other approved drugs or product candidates.

APL-102. APL-102 is an oral active, small molecule Multiple Tyrosine Kinase Inhibitor (“MTKi”). Data regarding anti-tumor activity in multiple preclinical studies is included in the section of this Annual Report entitled “Our Other Tumor Inhibitor Programs—APL-102 (MTKi)”, such as models of liver cancer, breast cancer and esophageal cancer, both as a single agent and in combination with an anti-PD-1 antibody. Given that APL-102 inhibits several kinases that are aberrantly activated in cancer cells, we believe that APL-102 has the potential to overcome cancer treatment resistance. APL-102 is in a Phase 1 dose escalation clinical trial in China and is at the seventh dose level. As of the date of this Annual Report, dose-limiting toxicity has not been observed in human subjects.

Other Development Programs: Immuno-Oncology Product Candidates

Our three immuno-oncology product candidates consist of: APL-501, APL-502 and APL-801. These product candidates are designed to take advantage of the body’s immune system to fight cancer and include mono-specific and bi-specific antibodies that could release the natural brakes of immune response against cancer cells, as well as a novel cancer vaccine. Our current strategy is to identify development and commercialization partners for these product candidates to enable the most capital-efficient development programs in this highly competitive area.

APL-501. APL-501 is an anti-PD-1 antibody product candidate. Data from a Phase 1 study in advanced or relapsed/refractory solid tumors in Australia are currently being analyzed.

APL-502. APL-502 is an anti-PD-L1 antibody product candidate and is being developed by Chia Tai Tian Qing (“CTTQ”), our partner in China. APL-502 (also known as TQB-2450) has been approved by China’s NMPA for three distinct indications: extensive-stage small cell lung cancer, recurrent/metastatic endometrial cancer, and late-stage unresectable or metastatic renal cell carcinoma. Ongoing clinical trials include the following tumor types: NSCLC, esophageal cancer, ovarian cancer, hepatocellular carcinoma, cholangiocarcinoma, primary mediastinal large B cell lymphoma, and alveolar soft part sarcoma.

Having our own anti-PD-1 and anti-PD-L1 antibody candidates allows us to develop single-agent and combination therapies based on PD-(L)1 inhibition and also enables us to, using these antibodies as backbones, design and generate novel molecules, such as multi-specific antibodies, which may have improved activity compared with currently marketed immune checkpoint inhibitor products.

Our pipeline also includes an anti-PD-L1/anti-CD40 bi-specific antibody, APL-801.

Product Candidate Development Status

The following chart summarizes the development status of our product candidates from clinical stage to discovery stage. Third parties also have ongoing clinical trials in their respective territories.

Key highlights of clinical trials conducted by third parties on our product candidates include:

•
Avistone has conducted clinical trials for vebreltinib in China through the completion of Phase 2 in NSCLC with c-Met alterations, and has completed a randomized Phase 2/3 trial in GBM patients with PTPRZ1 c-Met fusion; those are approved in China
•
Genor has conducted clinical trials for APL-501 in China through Phase 3; and
•
CTTQ has conducted clinical trials for APL-502 in China into Phase 3 and approved in China.

Apollomics is not responsible for, and does not have control over, clinical trials conducted by such third parties and does not have any direct financial interest in the development of our product candidates by such third parties. However, the development of our product candidates by such third parties has the potential to benefit the regulatory status and development costs of such product candidates in the geographies and trials for which we are responsible and have control over, due to our ability to access the developmental and clinical data from such third parties and to benefit from the feedback of such trials as information regarding such trials is made available. For more information regarding our arrangements with third parties, please see the section of our Annual Report entitled “Licensing and Collaboration Arrangements.”

Key Components of Our Results of Operations

Operating Expenses

Research and Development Expenses

Research and development expenses consist primarily of costs incurred for our research activities, including our discovery efforts and the development of our product candidates. We expense research and development costs as incurred, which include:

•
fees incurred under our agreements with Contract Research Organizations (or CROs), Contract Manufacturing Organizations (or CMOs) and clinical trial sites that conduct research and development activities on our behalf;
•
salaries, benefits, and other related costs, including share-based payment expenses, for our personnel engaged in research and development functions;

•
service fees incurred under agreements with independent consultants, including their fees and related travel expenses, engaged in research and development functions;
•
costs of laboratory supplies and acquiring, developing, and manufacturing study materials; and
•
facility-related expenses, which include direct depreciation costs and allocated expenses for rent and maintenance of facilities and other operating costs.

Research and development costs are expensed as incurred. Costs for certain development activities are recognized based on an evaluation of the progress to completion of specific tasks using information and data provided to us by our vendors and our clinical sites.

We cannot determine with certainty the duration and completion costs of the current or future clinical trials of our therapeutic candidates or if, when, or to what extent we will generate revenues from the commercialization and sale of any of our therapeutic candidates for which we or any partner obtain regulatory approval.

The duration, costs and timing of clinical trials and development of therapeutic candidates will depend on a variety of factors, including:

•
the scope, rate of progress, and expense of our ongoing, as well as any additional, clinical trials and other research and development activities;
•
future clinical trial results;
•
potential changes in government regulation; and
•
the timing and receipt of any regulatory approvals.

A change in the outcome of any of these variables with respect to the development of a therapeutic candidate could mean a significant change in the costs and timing associated with the development of that therapeutic candidate. For example, if the FDA or another regulatory authority were to require us to conduct clinical trials beyond that which we currently anticipate, or beyond which will be required for the completion of the clinical development of therapeutic candidates, or if we experience significant delays in the enrollment in any clinical trials, we could be required to expend significant additional financial resources and time on the completion of clinical development.

From inception through June 30, 2026, we have incurred $195.0 million in research and development expenses. We plan to increase our research and development expenses for the foreseeable future as we continue the development of our therapeutic candidates, the discovery and development of preclinical therapeutic candidates, and the development of our clinical programs.

We manage certain activities such as clinical trial operations, manufacture of therapeutic candidates, and preclinical animal toxicology studies through third-party CROs. The only costs we track by each therapeutic candidate are external costs such as services provided to us by CROs, manufacturing of preclinical and clinical drug products, and other outsourced research and development expenses. We do not assign or allocate internal costs such as salaries and benefits, facilities costs, lab supplies and the costs of preclinical research and studies to individual development programs.

Research and development activities are central to our business model. As a result of the focus on enrolling new patients with Met Amplification in the SPARTA study and other cost reductions in the SPARTA operations and completion of the uproleselan Phase 3 bridging study in China, we expect that our research and development expenses will decrease in the foreseeable future.

Administrative Expenses

Administrative expenses consist primarily of salaries, benefits, and other related costs, including share-based payment expense, for personnel in our executive, operations, legal, human resources, finance, and administrative functions. Administrative expenses also include professional fees for legal, patent, consulting, accounting, tax and audit services, travel expenses and facility-related expenses, which include direct depreciation costs and allocated expenses for rent and maintenance of facilities, technology, and other operating costs.

We expect that our administrative expenses will decrease substantially in the future in line with our strategic shift, as we decrease our administrative personnel, including the departure of two of our executive officers, and overall reduction of external expenses.

Other Expenses

Other expenses primarily relate to non-operating expenses at the China subsidiary.

Other Income, Gains and Losses

Other Income

Other income primarily includes interest income primarily derived from our cash and cash equivalents.

Foreign Exchange Losses

Foreign exchange losses are a result of foreign exchange rate fluctuation.

Fair Value Change of Financial Liabilities at FVTPL

Fair value change of financial liabilities at FVTPL consists of non-cash gains and losses recognized in profit or loss from remeasuring to fair value at each reporting date (i) our warrant liabilities and (ii) the derivative liability representing the conversion features of the convertible note issued in March 2026. The derivative liability was remeasured at each reporting date while the convertible note was outstanding.

Results of Operations

Comparison of the Six Months Ended June 2025 and 2026

The following table presents Apollomics’ unaudited condensed consolidated statements of operations and comprehensive loss data for the six months ended June 2025 and 2026:

	Six months ended June 30,		Change
(In thousands, except percentages)	2026	2025	$	%
Revenue	$—	$8,500	$(8,500)	(100)%
Other income	154	83	71	86%
Foreign exchange losses	(42)	(77)	35	(45)%
Fair value change of financial liabilities at FVTPL	(60)	(384)	324	(84)%
Research and development expenses	(1,971)	(4,620)	2,649	(57)%
Administrative expenses	(4,467)	(14,488)	10,021	(69)%
Impairment of an intangible asset	—	(1,500)	1,500	(100)%
Finance costs	(87)	(35)	(52)	149%
Impairment loss on financial assets – expected credit loss	(2,300)	—	(2,300)	100%
Other expense	—	(14)	14	(100)%
Loss before taxation	(8,773)	(12,535)	3,762	(30)%
Income tax expenses	(1)	(1)	—	0%
Loss and total comprehensive loss for the period, attributable to owners of the Company	$(8,774)	$(12,536)	$3,762	(30)%

Research and Development

The following table summarizes the components of our research and development expenses for the six months ended June 2025 and 2026:

	Six months ended June 30,		Change
(In thousands, except percentages)	2026	2025	$	%
R&D Third-Party Service Fees and Contractor Expenses:	$(1,764)	$(3,524)	$1,760	(50)%
APL-101	(1,324)	(3,190)	1,866	(58)%
APL-102	—	(59)	59	(100)%
APL-106	—	(216)	216	(100)%
APL-501	(371)	27	(398)	(1,474)%
Discovery & other	(69)	(86)	17	(20)%
R&D Employee Compensation and Benefits	(165)	(308)	143	(46)%
R&D Employee Share Based Compensation	(42)	(788)	746	(95)%
Total Research and Development Expenses	$(1,971)	$(4,620)	$2,649	(57)%

Research and development expenses for the six months ended June 30, 2026 were $2.0 million, compared to $4.6 million for the six months ended June 30, 2025. The decrease of $2.6 million (or -57%) is primarily due to the $1.8 million decrease in third party service fees and contractor expenses, the $0.1 million decrease in employee compensation and benefits, and the $0.7 million decrease in employee share-based compensation. The decrease in employee share-based compensation and employee compensation and benefits was primarily attributable to a reduction in headcount. The decrease in third party service fees and contractor expenses was attributable primarily to a decrease in spending on APL-101, APL-102, and APL-106 due to project re-alignment.

We manage our R&D third-party service fees and our contractor expenses by product, which is shown in the table above. We do not allocate our R&D employee compensation and benefits, nor our R&D employee share-based compensation into our product lines.

Administrative Expenses

The following table summarizes the components of our administrative expenses for the six months ended June 30, 2025 and 2026:

	Six months ended June 30,		Change
(In thousands, except percentages)	2026	2025	$	%
Administrative Employee Compensation and Benefits	$(777)	$(1,048)	$271	(26)%
Administrative Employee Share Based Compensation	(975)	(2,486)	1,511	(61)%
Administrative Third-Party Service Fees	(1,849)	(8,988)	7,139	(79)%
Operations	(317)	(199)	(118)	59%
Rental and Maintenance	(18)	(1)	(17)	1,700%
Travel Expenses	(48)	(24)	(24)	100%
Sales and Marketing Expenses	(2)	(9)	7	(78)%
Depreciation	(103)	(133)	30	(23)%
Others	(378)	(1,600)	1,222	(76)%
Total	$(4,467)	$(14,488)	$10,021	(69)%

Administrative expenses for the six months ended June 30, 2026 were $4.5 million, compared to $14.5 million for the six months ended June 30, 2025. The decrease of $10.0 million (or -69%) was primarily due to a $7.1 million decrease in administrative third-party service fees, a $1.5 million decrease in administrative employee share-based compensation for share options granted to incentivize employees, a $1.2 million decrease in other administrative expenses, and a $0.3 million decrease in administrative employee compensation and benefits due to reduced headcount and salary reductions.

Other Expenses

Other expenses for the six months ended June 30, 2026, were nil, compared to $14 thousand for the six months ended June 30, 2025.

Other Income

The following table summarizes the components of our other income for the six months ended June 30, 2025 and 2026:

	Six months ended June 30,		Change
(In thousands, except percentages)	2026	2025	$	%
Interest income	$51	$83	$(32)	(39)%
Other	103	—	103	100%
Total	$154	$83	$71	86%

Other income was $154 thousand for the six months ended June 30, 2026, compared to $83 thousand for the six months ended June 30, 2025. The increase of $71 thousand was primarily due to $103 thousand of other income recognized during the six months ended June 30, 2026, resulting from sublease income at our USA subsidiary, partially offset by a $32 thousand decrease in interest income mainly due to lower cash balances held at our Cayman and US entities.

Liquidity and Capital Resources

Funding Requirements

Since our inception, we have incurred significant operating losses. We expect to incur significant expenses and continuing operating losses for the foreseeable future as we advance the clinical development of our programs. We have funded our operations to date primarily with proceeds from sales of our equity securities.

As of June 30, 2026, the Group had cash and cash equivalents of $1.0 million, compared to $3.3 million as of December 31, 2025

We may seek to raise any necessary additional capital through a combination of public or private equity offerings, debt financings, collaborations, strategic alliances, licensing arrangements and other marketing and distribution arrangements. There can be no assurance that we will be successful in acquiring additional funding at levels sufficient to fund our operations or on terms favorable to us. If we are unable to obtain adequate financing when needed, we may have to delay, reduce the scope of or suspend one or more of our preclinical studies and clinical trials, research and development programs or commercialization efforts. Because of the numerous risks and uncertainties associated with the development and commercialization of our product candidates and the extent to which we may enter into additional collaborations with third parties to participate in their development and commercialization, we are unable to estimate the amounts of increased capital outlays and operating expenditures associated with our current and anticipated preclinical studies and clinical trials. To the extent that we raise additional capital through additional collaborations, strategic alliances, or licensing arrangements with third parties, we may have to relinquish valuable rights to our product candidates, future revenue streams, research programs or product candidates or to grant licenses on terms that may not be favorable to us. If we do raise additional capital through public or private equity or convertible debt offerings, the ownership interest of our existing shareholders will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect our shareholders’ rights. If we raise additional capital through debt financing, we may be subject to covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures, or declaring dividends.

We have evaluated whether there are material uncertainties’ related to events or conditions that may cast significant doubt upon our ability to continue as a going concern within one year after the date of these financial statements.

As of and for the six months ended June 30, 2026, the Group had reported a net loss of $8.8 million, and accumulated losses of $720.5 million and net current liabilities of $9.6 million. The Group regularly monitors its current and expected liquidity requirements and, as needed, updates its operating plans, to ensure that it maintains sufficient cash balances to meet its liquidity requirements in the short and long term. Based on our evaluation of conditions and events as of June 30, 2026, management has determined that substantial doubt exists about the Company’s ability to continue as a going concern. As of that date, we had cash and cash equivalents of $1.0 million, a history of recurring losses and negative shareholders’ equity, and limited liquidity relative to our operating requirements. Although we implemented cost-reduction initiatives beginning in early 2024 and continuing through 2026, and expect liquidity support from financing activities and strategic partnerships, our existing cash resources are not sufficient to meet our obligations as they come due for at least twelve months from the end of the reporting period. Management’s plans to address this shortfall include raising additional capital through equity or debt financing and generating cash inflows from strategic partnerships; however, these plans are not contractually committed, are subject to external factors and there can be no assurance that it will be available on acceptable terms, or at all. These conditions indicate the existence of material uncertainties that may cast substantial doubt on the Company’s ability to continue as a going concern.

Notwithstanding these material uncertainties, the accompanying financial statements have been prepared on a going concern basis of accounting and do not include any adjustments to the carrying amounts and classification of assets and liabilities that may be necessary in the event that the Company is no longer able to continue its operations as a going concern.

Cash Flows

The following table summarizes our cash flows for the six months ended June 30, 2025 and 2026:

	For the six months ended June 30,
(In thousands)	2026	2025
Net cash used in operating activities	$(4,297)	$(7,624)
Net cash provided by investing activities	—	48
Net cash (used in) or provided by financing activities	2,031	(82)
Effects of exchange rate changes on cash and cash equivalents	1	(14)
Net change in cash and cash equivalents	$(2,265)	$(7,672)

Cash Flows Used in Operating Activities

Our cash flows from operating activities are significantly affected by the growth of our business, and are primarily related to research and development, and administrative expenses. Our operating cash flows are also affected by our working capital needs to support growth in personnel-related expenditures and fluctuations in accounts payable, accounts receivable and other current assets and liabilities.

Net cash used in operating activities was $(7.6) million for the six months ended June 30, 2025 resulting primarily from a net loss of $(12.5) million, adjusted for non-cash charges of $0.1 million in depreciation and amortization, including depreciation of operating right-of-use assets, $1.5 million of impairment charges on intangible assets, $0.4 million in fair value change of financial liabilities at FVTPL, $3.3 million in share-based payments, and $(0.4) million in working capital adjustments.

Net cash used in operating activities was $4.3 million for the six months ended June 30, 2026 resulting primarily from a net loss of $8.8 million, adjusted for non-cash charges of $0.1 million in depreciation and amortization, including depreciation of operating right-of-use of assets, $2.3 million in impairment loss on financial assets (expected credit loss), $0.1 million in fair value change of financial liabilities at FVTPL, $0.1 million in finance costs (primarily non-cash interest on the Convertible Note), $1.0 million in share-based payments, and $0.9 million in working capital adjustments.

Cash Flows Provided by Investing Activities

Net cash provided by investing activities was $48 thousand for the six months ended June 30, 2025 resulting primarily from proceeds from disposal of plant and equipment.

Net cash provided by investing activities was nil for the six months ended June 30, 2026.

Cash Flows Used in/Provided by Financing Activities

Net cash used in financing activities was $0.1 million for the six months ended June 30, 2025 resulting primarily from the repayment of lease liabilities of $(47) thousand and payment of interest of $(35) thousand.

Net cash provided by financing activities was $2.0 million for the six months ended June 30, 2026 resulting primarily from proceeds from the issuance of a convertible note of $2.0 million and proceeds from the exercise of share options of $0.2 million, partially offset by the repayment of lease liabilities of $(103) thousand and payment of interest of $(25) thousand.

Effects of Exchange Rate Changes on Cash and Cash Equivalents

Effects of exchange rate changes on cash and cash equivalents were insignificant for the six months ended June 30, 2025 and 2026.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations as of June 30, 2026, and the effects such obligations are expected to have on our liquidity and cash flow in future periods (in thousands):

	Payments due by period
(In thousands)	Total	Less than 1 year	1-2 years	3-5 years	More than 5 years
Lease commitments	$589	$205	$254	$130	$—
Legal commitments	4,000	2,500	1,500	—	—
Convertible note principal	2,000	—	2,000	—	—

Lease Commitments

Lease agreements are entered into for fixed lease terms of 12 to 60 months, without extension and termination options. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. In determining the lease term and assessing the length of the non-cancellable period, the Group applies the definition of a contract and determines the period for which the contract is enforceable. As of June 30, 2025 the Group had right-of-use assets of $0.7 million and lease liabilities of $0.7 million, and as of June 30, 2026 had right-of-use assets of $0.5 million and lease liabilities of $0.5 million. During the six months ended June 30, 2025, the Group derecognized right-of-use assets and lease liabilities totaling $0.1 million following the early termination of a lease. There were no such derecognitions during the six months ended June 30, 2026.

Legal Commitments

On November 19, 2025, the Group entered into a settlement agreement to fully resolve and conclude all matters related to legal claims described in Note 14. Under the terms of the agreement, the Group agreed to pay $5.0 million in cash and approximately $0.9 million in associated legal expenses.

As of June 30, 2026, $4.0 million of the settlement obligation remains unpaid. Based on the payment due dates, $2.5 million of the settlement obligation is included in other payables and accruals, with the remaining $1.5 million classified as other non-current liabilities in the statement of financial position.

Convertible Note

On March 30, 2026, the Company issued a $2.0 million unsecured convertible promissory note (the “Convertible Note”) to its Chairman and Chief Executive Officer. The Convertible Note bears no interest and was scheduled to mature on September

30, 2027; the contractual obligations table above presents the $2.0 million principal amount in the 1-2 years column based on that maturity date. On August 14, 2026, in connection with the closing of the Private Placement, the Convertible Note converted in full into 166,667 Class A ordinary shares at a conversion price of $12.00 per share, and no principal amount remains payable in cash. The derivative liability representing the conversion features of the Convertible Note (carrying amount of $732 thousand as of June 30, 2026) is not included in the table because it is not settled in cash; it was settled through the issuance of shares upon conversion. See Notes 15, 18 and 22.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future significant effect on our financial condition, results of operations, liquidity, or cash flows.

Emerging Growth Company

As defined in Section 102(b)(1) of the JOBS Act (the “JOBS Act”), we are an emerging growth company (“EGC”). As such, we will be eligible for and intends to rely on certain exemptions and reduced reporting requirements provided by the JOBS Act, including (a) the exemption from the auditor attestation requirements with respect to internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act, (b) the exemptions from say-on-pay, say-on-frequency and say-on-golden parachute voting requirements and (c) reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements.

We will remain an EGC under the JOBS Act until the earliest of (i) the last day of the fiscal year in which the market value of our Class A Ordinary Shares that are held by non-affiliates exceeds $700 million as of the last business day of the second quarter of that fiscal year, (ii) the last day of the fiscal year in which it has total annual gross revenue of $1.235 billion or more during such fiscal year (as indexed for inflation), (iii) the date on which it was issued more than $1 billion in non-convertible debt in the prior three-year period or (iv) the last day of the fiscal year following the fifth anniversary of the date of the first sale of Class A Ordinary Shares following the consummation of the business combination with Maxpro Capital Acquisition Corp.

Critical Accounting Policies and Estimates

This MD&A is based on our condensed consolidated interim financial statements, which have been prepared in accordance with accounting policies that conform with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”). In the application of our accounting policies, our management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and underlying assumptions are based on historical experience and other factors that are considered to be relevant. Our actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Our most critical accounting policies and estimates are discussed below. Please refer to Note 4 to our unaudited condensed consolidated interim financial statements included elsewhere in this filing for more details about our significant accounting policies and critical judgment and key estimates.

Impairment of financial assets

The Company performs impairment assessment under expected credit loss (“ECL”) model on financial assets (including deposits, time deposits with original maturity over three months and cash and cash equivalents) which are subject to impairment under IFRS 9. The amount of ECL is updated at each reporting date to reflect changes in credit risk since initial recognition.

Lifetime ECL represents the ECL that will result from all possible default events over the expected life of the relevant instrument. In contrast,12-month ECL represents the portion of lifetime ECL that is expected to result from default events that are possible within 12 months after the reporting date. Assessments are done based on the Company’s historical credit loss experience, adjusted for factors that are specific to the debtors, general economic conditions and an assessment of both the current conditions at the reporting date as well as the forecast of future conditions.

For all financial instruments, the Company measures the loss allowance equal to 12-month ECL, unless when there has been a significant increase in credit risk since initial recognition, the Company recognizes lifetime ECL. The assessment of whether lifetime ECL should be recognized is based on significant increases in the likelihood or risk of a default occurring since initial recognition.

New Accounting Pronouncements

See Note 3, Principal Accounting Policies, to our unaudited condensed consolidated interim financial statements included elsewhere in this filing.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to a variety of market risks, including currency risk, concentration risks, interest rate risk, other price risk, credit and counterparty risk and liquidity risk, as set out below. We manage and monitor these exposures to ensure appropriate measures are implemented in a timely and effective manner. Save as disclosed below, we did not hedge or consider necessary to hedge any of these risks.

Currency Risk

Foreign currency risk is the risk that the value of a financial instrument fluctuates because of the change in foreign exchange rates. We primarily operate in the United States, PRC, Hong Kong, Taiwan and Australia, with most of the transactions settled in the U.S. dollar. Our presentation and functional currency is the U.S. dollar. Certain bank balances, deposits and other payables are denominated in Renminbi, Australian Dollars, Hong Kong Dollars, and New Taiwan Dollars, which exposes us to foreign currency risk.

Our exposure to foreign exchange risk arises primarily from Renminbi, Australian Dollar, Hong Kong Dollar and New Taiwan Dollar denominated balances, which are presented in the table below excluding intercompany balances. Based on the sensitivity analysis below, a 5% change in any of these currencies against the U.S. dollar would change our loss by less than $0.1 million, and we therefore do not consider our foreign exchange risk to be significant. We did not use any derivative contracts to hedge against our exposure to currency risk during the six months ended June 30, 2025 or 2026. However, our management monitors foreign exchange exposure and will consider hedging significant foreign currency exposure should the need arise.

The carrying amounts of our foreign currency denominated assets and monetary liabilities at the end of each reporting period are as follows:

	Assets		Liabilities
	As of June 30,		As of June 30,
(In thousands)	2026	2025	2026	2025
Renminbi (“RMB”)	$740	$1,300	$556	$776
Australian Dollars (“AUD”)	69	100	1,471	1,069
Hong Kong Dollars (“HKD”)	42	5	753	750
New Taiwan Dollars (“TWD”)	124	—	26	—
	$975	$1,405	$2,806	$2,595

As of June 30, 2025 and 2026, (i) if Renminbi strengthened or weakened by 5% against the U.S. dollar with all other variables held constant, our loss for the six months ended June 30, 2025 and 2026 would decrease or increase by $26 thousand and decrease or increase by $9 thousand, respectively; (ii) if the Australian Dollar strengthened or weakened by 5% against the U.S. dollar with all other variables held constant, our loss for the six months ended June 30, 2025 and 2026 would increase or decrease by $48 thousand and increase or decrease by $70 thousand, respectively, (iii) if the Hong Kong Dollar strengthened or weakened by 5% against the U.S. dollar with all other variables held constant, our loss for the six months ended June 30, 2025 and 2026 would increase or decrease by $37 thousand and increase or decrease by $36 thousand, respectively, and (iv) if the New Taiwan Dollar strengthened or weakened by 5% against the U.S. dollar with all other variables held constant, our loss for the six months ended June 30, 2025 and 2026 would decrease or increase by nil and decrease or increase by $5 thousand, respectively.

Concentration of Risks

The carrying amounts of financial instruments that potentially subject us to significant concentration of credit risk primarily consist of cash and cash equivalents. As of December 31, 2025 and June 30, 2026, we had RMB 4.3 million ($0.6 million) in cash and cash equivalents, and RMB 3.7 million ($0.5 million), respectively, in cash and cash equivalents which are held by financial institutions in the PRC. We continue to monitor the financial strength of the four financial institutions in the PRC where we hold our cash and cash equivalents. PRC state-owned banks are subject to a series of risk control regulatory standards, and PRC bank regulatory authorities are empowered to take over the operation and management when any of those banks faces a material credit crisis. We do not foresee substantial credit risk with respect to cash and cash equivalents held at these PRC state-owned banks. Meanwhile, the PRC does not have an official deposit insurance program, nor does it have an agency similar to what was the Federal Deposit Insurance Corporation (FDIC) in the U.S. In the event of bankruptcy of one of the financial institutions in which we have deposits or investments, we may be unlikely to claim our deposits or investments back in full. We selected reputable PRC financial institutions with high ratings to place our foreign currencies. We regularly monitor the rating of these PRC financial institutions to avoid any potential defaults. There has been no recent history of default in relation to these financial institutions.

Interest Rate Risk

We are exposed to fair value interest rate risk in relation to time deposits and lease liabilities. We are also exposed to cash flow interest rate risk in relation to variable-rate bank balances. Our cash flow interest rate risk is mainly concentrated on the fluctuation of interest rates on bank balances. Our management considers that the exposure of cash flow interest rate risk arising from variable-rate bank balances is insignificant.

Other Price Risk

We are exposed to fair value interest rate risk in relation to time deposits and lease liabilities. We are also exposed to cash flow interest rate risk in relation to variable-rate bank balances. Our cash flow interest rate risk is mainly concentrated on the fluctuation of interest rates on bank balances. We consider that the exposure of cash flow interest rate risk arising from variable-rate bank balances is insignificant.

Credit and Counterparty Risk

Credit and counterparty risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to us. In order to minimize the credit risk, we review the recoverable amount of each individual debt at the end of each reporting period to ensure that adequate impairment losses are made for irrecoverable amounts. In this regard, we consider that our credit and counterparty risk is significantly reduced.

Liquidity Risk

As of June 30, 2026, we recorded net liabilities of $11.2 million. In the management of liquidity risk, we have reviewed our cash flow projections to ensure we maintain a level of cash and cash equivalents deemed adequate by the management to finance our operations and mitigate the effects of fluctuations in cash flows.

The following table details the remaining contractual maturity for our non-derivative financial liabilities and lease liabilities. The table has been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which we can be required to pay. The table includes both interest and principal cash flows. To the extent that interest flows are a floating rate, the undiscounted amount is derived from the interest rate at the end of each reporting period.

(In thousands, except percentages)
Weighted average interest rate	%	On demand or less than 1 month	1 to 3 months	3 months to 1 year	1 to 2 years	2 to 4 years	Total undiscounted cash flows	Carrying amount
June 30, 2026
Other Payables	N/A	$—	$6,526	$—	$—	$—	$6,526	$6,526
Legal liabilities	N/A	—	—	2,500	1,500	—	4,000	4,000
Convertible note, related party	16.2	—	—	—	2,000	—	2,000	1,658
Total		—	6,526	2,500	3,500	—	12,526	12,184
Lease liabilities	6.63	$-	$61	$144	$254	$130	589	541